

16021830

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AUG 29 2016

Washington DC 409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-29471

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1, 2015** (MM/DD/YY) AND ENDING June 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Network 1 Financial Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID NO.

2 Bridge Avenue, Building 2, Penthouse
(No. and Street)

Red Bank	New Jersey	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Hunt, Jr. — (732) 758-9001
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett & Webb, P.A.
(Name - *if individual, state last, first, middle name*)

432 Park Ave South, 10th Floor	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, **William R. Hunt, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Network 1 Financial Securities, Inc.** as of **June 30, 2016,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

56279570	28957292	74979419	45563583	69143997	71941071
16640738	23728477	17356838	72595546	36202738	47231568
21840220	71262256	57718965	14234245	87885167	47617704
47784115	28888745	76491325	51697460	55332973	68495548
57255455	48362146	60051159	83273529	17775707	

Signature

CFO

Title

Notary Public
My Commission Expires February 05, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NETWORK 1 FINANCIAL SECURITIES, INC.

FINANCIAL STATEMENTS

For the Year Ended June 30, 2016

(With supplementary information)

TABLE OF CONTENTS


LIGGETT
&WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Network 1 Financial Securities, Inc.
Red Bank, New Jersey

We have audited the accompanying financial statements of Network 1 Financial Securities, Inc. (a Texas corporation), which comprise the statement of financial condition as of June 30, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Network 1 Financial Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 1 to the financial statements, the Company has not recognized the effects of the reverse merger. In our opinion, accounting principles generally accepted in the United States of America require that the effects of the reverse merger would be recognized by restating the Company's stockholders equity.

In our opinion, except for the effects of the reverse merger, as discussed in Note 1, the financial statements referred to above present fairly, in all material respects, the financial condition of Network 1 Financial Securities, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Network 1 Financial Securities, Inc.'s financial statements. The supplemental information is the responsibility of Network 1 Financial Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett & Webb P.A.

Liggett & Webb, P.A.

New York, New York
August 29, 2016

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of June 30, 2016

ASSETS		
Cash	$	95,295
Deposit with clearing organization		275,424
Due from affiliates, net of allowance of $1,099,927		-
Advances to registered representatives, net		106,727
Loans receivable, net		38,649
Due from clearing organization		530,816
Securities, at fair value		254,968
Property and equipment, net		19,632
TOTAL ASSETS	$	1,321,511
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Line of credit	$	6,000
Commissions payable		534,124
Capital leases payable		9,359
Accounts payable, accrued expenses and other liabilities		159,615
TOTAL LIABILITIES		709,098
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Series A Preferred stock, $1.00 par value, 8% coupon; 1,000,000 shares authorized; 215,000 shares issued and outstanding		215,000
Series B Preferred stock, $1.00 par value; 4,000,000 shares authorized; none issued and outstanding		-
Common stock, Class A $.01 par value; 10,000,000 shares authorized; 1,643,930 shares issued and 1,141,430 outstanding		16,439
Common stock, Class B $.01 par value, non- voting; 2,000,000 shares authorized; 150,878 shares issued 140,528 shares outstanding		1,509
Common stock, Class C $.01 par value; 3,000,000 shares authorized; none issued and outstanding		-
Additional paid-in capital		2,015,391
Treasury stock at cost; Class A 502,500 shares and Class B 10,350 shares		(5,129)
Accumulated deficit		(1,630,797)
TOTAL STOCKHOLDERS' EQUITY		612,413
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,321,511

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2016

REVENUES	
Commissions	$ 6,035,753
Investment advisory	195,946
Investment banking	3,520,017
Net dealer inventory gain	99,588
Interest and dividends	7,485
Transfer fees and clearing services	507,779
Other income	6,305
TOTAL REVENUES	10,372,873
OPERATING EXPENSES	
Commissions	6,514,015
Employee compensation and benefits	1,226,435
Office expenses	679,575
Clearing fees	406,378
Occupancy and related expenses	330,510
Communications and data processing	217,203
Professional fees	234,018
Underwriting expenses	66,387
Licenses and permits	46,038
Bad debt expenses – due from affiliates	1,099,927
Interest	606
Depreciation and amortization	263,651
TOTAL OPERATING EXPENSES	11,084,743
LOSS BEFORE INCOME TAXES	(711,870)
PROVISION FOR INCOME TAXES	-
NET LOSS	$ (711,870)

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2016

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Treasury Stock at Cost	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
BALANCE - June 30, 2015	215,000 $	215,000	1,643,930 $	16,439	150,878 $	1,509 $	2,015,391 $	(5,129) $	(918,927)	$ 1,324,283
Net Loss	-	-	-	-	-	-	-	-	(711,870)	(711,870)
BALANCE - June 30, 2016	215,000 $	215,000	1,643,930 $	16,439	150,878 $	1,509 $	2,015,391 $	(5,129) $	(1,630,797)	$ 612,413

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOW
For the Year Ended June 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (711,870)
Adjustments to reconcile net loss to net cash (used in) operating activities	
Depreciation	33,498
Amortization of deferred compensation	230,153
Bad debt expense – due from affiliates	1,099,927
Changes in operating assets and liabilities	
Deposit with clearing organization	5,710
Due from affiliates	(492,951)
Advances to registered representatives	(16,000)
Securities	(132,798)
Prepaid	69,050
Commissions payable	40,418
Due from clearing organization	(88,570)
Accounts payable, accrued expenses and other liabilities	(43,364)
TOTAL ADJUSTMENTS	705,073
NET CASH (USED IN) OPERATING ACTIVITIES	(6,797)
CASH FLOWS USED IN INVESTING ACTIVITIES	
Advances and loans receivable	(13,055)
NET CASH (USED IN) INVESTING ACTIVITIES	(13,055)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of line of credit	(12,000)
Repayment of capital lease obligations	(4,848)
NET CASH USED IN BY FINANCING ACTIVITIES	(16,848)
NET DECREASE IN CASH	(36,700)
CASH- Beginning of year	131,995
CASH- End of year	$ 95,295
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during year:	
Interest	$ 606
Income taxes	$ -

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
For the Year Ended June 30, 2016

NOTE 1 – ORGANIZATION

Network 1 Financial Securities, Inc. (the "Company") was organized as a Texas corporation on March 15, 1983 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the State of Texas and various other states. The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

On June 9, 2009, the Company completed a merger transaction with, International Smart Sourcing, Inc. ("ISSI") an inactive publicly registered shell corporation with no significant assets or operations. ISSI was incorporated in February 1998 in Delaware. As a result of the reverse merger, Network 1 Financial Securities, Inc. ("NETW") became a wholly owned subsidiary of ISSI. The Network 1 Financial Securities, Inc shareholders acquired control of ISSI. Upon completion of the reverse merger transaction, ISSI changed its name to Network 1 Financial Group, Inc.

The effects of this reverse merger were not reflected in these financial statements and reflect this departure from the accounting principles generally accepted in the United States of America for the current and previous year's financial statements. The accounting principles generally accepted in the United States of America require that the effects of the reverse merger would be recognized by restating the Company's stockholders equity.

The Company was required to file with the Financial Industry Regulatory Authority ("FINRA"), an application pursuant to FINRA Rule 1017 (the "1017 Application") to obtain approval for the sale of up to one hundred percent (100%) of the Company. The Company filed the initial 1017 Application on February 6, 2009, subsequently withdrew the 1017 Application and re-filed the 1017 application on April 2, 2009. FINRA approved the 1017 application on October 30, 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Customer security transactions and the related commission income and expense are recorded as of the trade date. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Customers who are financing their transaction on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm. The interest is billed on the average daily balance of the margin account.

Net dealer inventory gains result from securities transactions entered into for the account and risk of the Company. Net dealer inventory gains are recorded on a trade date basis.

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which it does not make a market, and charges commissions based on the services the Company provides to its customers. In executing customer orders to buy or sell a security in which the Company makes a market, the Company may sell to, or purchase from, customers at a price that is substantially equal to the current inter-dealer market price plus or minus a mark-up or mark-down. The Company may also act as agent and execute a customer's purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a commission. Mark-ups, mark-downs and commissions are generally priced competitively based on the services it provides to its customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by the FINRA.

Marketable securities are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Fair Value of Financial Instruments

The Company adopted the provisions of ASC 820, "Fair Value Measurements", which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. As of June 30, 2016, the Company has categorized its financial assets and liabilities measured at fair value into a three-level hierarchy in accordance with ASC 820.

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated futures cash flows (discounted and with interest charges), the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. Based on its assessments, the Company did not incur any impairment charges for the year ended June 30, 2016.

Concentrations of Credit Risk

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying balance sheet, and/or (iii) charged as an expense in the accompanying statements of operations, based on the particular facts and circumstances.

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

The Company maintains cash with major financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 are insured by the FDIC at each institution. At times such amounts may exceed the FDIC limits. At June 30, 2016 the Company had no uninsured cash bank balances. The Company believes it is not exposed to any significant credit risks for cash.

Advances to Registered Representatives

The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statements of operations. As of June 30, 2016, the Company has reserved approximately $90,000 for any potential non-collection.

Income Taxes

In accordance with ASC 740, "Income Taxes," The Company accounts for income taxes under the liability method. Deferred income tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. The Company periodically assess whether it is more likely than not that they will generate sufficient taxable income to realize the deferred tax assets. The Company records a valuation allowance, as necessary, to reduce the deferred tax assets to the amount of future tax benefit that The Company estimates is more likely than not to be realized. The Company believes that their estimates are reasonable; however, the final outcome of tax matters may be different from than the estimates reflected in their financial statements.

The Company's records tax benefits for positions that they believe are probable of being sustained under such examinations. Regularly, the Company assesses the potential outcome of such examinations to determine the adequacy of their income tax accruals. The Company adjusts their income tax provision during the period in which they determine that the actual results of the examinations may differ from their estimates. Changes in tax laws and rates are reflected in their income tax provision in the period in which they occur.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED, AT MARKET

The following table shows the market values of the Company's investment securities owned and securities sold, but not yet purchased as of June 30, 2016:

	Securities Owned	Securities Sold but not Purchased
Securities (other than clearing firm deposit)	$ 254,968	$ -0-

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected in the statements of financial condition. As of June 30, 2016 the Company had $-0- securities sold, but not yet purchased.

NOTE 4 – DEPOSIT WITH CLEARING ORGANIZATION

The following represents amounts on deposit with COR Clearing ("COR"), in the Company's clearing broker inventory account:

Cash	$	225,476
Marketable securities, net of fair value adjustment of $34,672		49,948
Total	$	275,424

The marketable securities are primarily comprised of corporate stocks. Marketable securities on deposit with COR are reflected at fair value. The Company is required to maintain a deposit balance of $100,000 with COR of cash and securities.

NOTE 5 – DUE FROM AFFILIATES

As of June 30, 2016, due from affiliates consisted of the following:

Network 1 Financial Group Corp. (*)	$1,089,857
Network 1 Financial Capital Management LLC (*)	10,070
Less, allowance for collectability	$ (1,099,927)
Total	$ -

(*) Represents amounts due from an affiliates whose officers and shareholders are officers and indirect shareholders' of the Company.

NOTE 6 – LOANS RECEIVABLE

Loans receivable includes amounts paid to registered representatives at the start of their registration period with the Company. No loan payments are made if the registered representatives are not registered with the Company. The loans are forgivable in their entirety if the registered representative remains registered with the Company for a period of three years from the date of the agreement. The loans are forgiven on a monthly pro-rata basis. As of June 30, 2016, the Company has issued $887,055 in loans receivable to registered representatives with $848,406 in accumulated amortization of loan amounts forgiven over the term of registration. During the year ended June 30, 2016, $230,153 was charged as deferred compensation expense.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following at June 30, 2016:

Equipment	$	203,974
Furniture and fixtures		76,555
Total		280,529
Less: accumulated depreciation		(260,897)
Property and Equipment - Net	$	19,632

Depreciation expense for the year ended June 30, 2016 was approximately $ 33,498.

NOTE 8 – CAPITAL LEASE OBLIGATION

The asset and liability under the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are included in property and equipment and are amortized over the estimated life of the assets. The interest rate under the lease one is 6.89% and is imputed based on the lessor's implicit rate of return. The capital lease is payable in monthly installments of $224, including interest through September 2017. The interest rate under lease two is 6.89% and is imputed based on the lessor's implicit rate of return. The capital lease is payable in monthly installments of $241, including interest through December 2019.

Amortization of assets held under the capital lease is included in depreciation expense.

At June 30, 2016, the future lease payments under the capital lease are as follows:

Fiscal Year Ending June 30,		Amount
2017	$	5,580
2018		3,564
2019		1,446
Total minimum lease payments	$	10,590
Less interest		1,231
Subtotal less interest	$	9,359

NOTE 9 – LINE OF CREDIT

The Company's bank line is payable on demand. The maximum amount that was previously available to borrow was $100,000, indebtedness under the line of credit provides for interest at the bank's prime rate, plus 1.0%. As of June 30, 2016, the amount outstanding under this credit facility was $6,000. Indebtedness under the credit agreement is collateralized by substantially all of the assets of the Company and officers personal guarantee. The Company did not reduce the debt by 40% of the outstanding balance per year in 2016 on the anniversary date as required by the loan documents. The bank has not enforced this requirement and the Company can not speculate if and when the bank will require the Company to reduce the outstanding balance. The Company pays $1000 per month plus interest to reduce principal of the loan.

NOTE 10 – INCOME TAXES

As of June 30, 2016, the Company had net operating loss carryforwards available to offset future taxable income of approximately $1.4 million. These net operating losses which, if not utilized, begin expiring in 2023. At June 30, 2016 the Company has a deferred tax asset, which consists primarily of temporary differences relating to net operating losses. Deferred income taxes reflect the net tax effects of operating loss and tax credit carryforwards and temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. ASC 740 requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized.

A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates the length of carryback and carryforward periods, and expectations of future profits, etc.

The Company believes that uncertainty exists with respect to future realization of the deferred tax assets and has established a valuation allowance for the full amount as of June 30, 2016.

The Company has not filed its corporate income tax returns for the year ended June 30, 2015 and 2016.

NOTE 11 – BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401K profit sharing plan that covers substantially all of its employees. The plan provides for a discretionary annual contribution, and is allocated in proportion to compensation. In addition, each participant may elect to contribute to the Plan by way of a salary deduction. An employee becomes fully vested in the Company's contribution after 6 years. A participant is fully vested in their own contributions. For the year ended June 30, 2016, the Company made no discretionary contributions to the Plan.

NOTE 12 – STOCKHOLDERS' EQUITY

Shares Authorized
The Company's authorized number of shares of capital stock is 20,000,000 issuable in series with rights, preferences, privileges and restrictions as determined by the Board of Directors.

Series A Preferred Stock
As of June 30, 2016, the Company has 1,000,000 shares authorized, of 8% Series A preferred stock $1.00 par value, and 215,000 shares are issued and outstanding.

The Series A preferred stock is redeemable at the option of the Company's Board of Directors at 125% of the issuance price plus any dividends earned but unpaid and after one year outstanding. The Series A preferred stock is non-voting and non-cumulative. Of the 215,000 shares issued, 99,000 shares are owned by National Financial Services Group, Inc., an affiliated Company, whose officers and shareholders' are officers and shareholders of the Company and 31,000 were owned by HT Ardinger and Son an indirect owner of the Broker Dealer. For the year ended June 30, 2016 the Company paid no dividends with respect to the preferred stock.

The preferred stock shareholders are entitled to a bonus dividend at the discretion of the board of directors based on the profitability of the firms market making investment activities minus certain deductions. No bonus dividends were declared for the year ended June 30, 2016.

Series B Preferred Stock
As of June 30, 2016, the Company has 4,000,000 shares authorized, of Series B preferred stock $1.00 par value, none issued and outstanding. The class B preferred stock is non-voting.

Class A Common Stock
As of June 30, 2016, the Company has 10,000,000 shares of class A common stock, $0.01 par value authorized. 1,643,930 shares are issued and 1,141,430 shares are outstanding. The class A common stock is voting.

Class B Common Stock
As of June 30, 2016, the Company has 2,000,000 shares of class B common stock, $0.01 par value authorized, 150,878 shares are issued and 140,528 shares are outstanding. The class B common stock is non-voting and is convertible to class A voting stock on a 1:1 ratio upon 75% member approval of the Board of Directors.

Class C Common Stock
As of June 30, 2016, the Company has 3,000,000 shares of class C common stock, $0.01 par value authorized, none issued and outstanding. The class C common stock is non-voting.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Litigation

On July 25, 2013 the Firm received notice of a filing for arbitration naming the Firm, the former clearing firm, and two officers and a register representative of the broker dealer. The Claimant is seeking rescission of notes issued to them in the amount of $345,000 by a company partially owned by the officers, a register representative and the claimant which is defunct. The claim was settled August 2015 for $160,000 of which Network 1 Financial Securities contribution was $100,000 and the RR contribution was $60,000. There is no further obligation to the Firm in this matter.

On December 8, 2014 Network 1 Financial Securities, Inc., its officers, and a registered representative have been named in an arbitration seeking reimbursement of losses in a client account. The loss at the Firm was approximately $23,668. The Firm will vigorously defend itself concerning this arbitration which is covered by RRADA, a legal fees program limiting exposure to only out of pocket expense. In addition the Firm carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $75,000 of which legal fees incurred by the RRADA program are applied to the deductible.

On January 14, 2014 Network 1 Financial Securities, Inc., its officers, and a registered representative, have been named in an arbitration seeking reimbursement of losses in a client account. The loss at the Firm was approximately $166,309. The Firm will vigorously will defend itself concerning this arbitration which is covered by RRADA, a legal fees program limiting exposure to only out of pocket expense. In addition the Firm carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $75,000 of which legal fees incurred by the RRADA program are applied to the deductible.

On November 16, 2015 the Firm received notice of a filing for arbitration, naming the Firm and a registered representative of the Firm. The Claimant is seeking relief in the amount of approximately $73,560 for losses that may have occurred in their brokerage account. The Firm has retained counsel to vigorously defend itself with is covered by RRADA, a legal fees program limiting exposure to only out of pocket fees incurred by counsel. In addition the Firm carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $75,000 of which legal fees incurred by the RRADA program are applied to the deductible.

The Firm and its officers, and a registered representative have also been named in an arbitration involving a person who never held an account at the Firm. The Firm vigorously will defend itself concerning this arbitration. The Firm was dismissed with prejudice and FINRA arbitration board found no connection with the Firm and the defunct broker dealer.

The Company has not established liabilities for the potential loss related to the above arbitration. In determining whether to establish a liability, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined.

The Company may be involved in other legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company currently is not involved in any other legal proceedings.

Lease Commitments

The Company leases its corporate office facility under an operating lease assigned to Network 1 Financial Group, Inc. expiring in June 2017. Additionally, the Company has two office facilities, Syosset NY, Danbury CT, expiring in 2017 and 2018 respectively. Rent expense for the year ended June 30, 2016 was $311,826.

NOTE 14 – RELATED PARTY TRANSACTIONS

Network 1 Financial Securities, Inc. maintains an established Expense Sharing Agreement that requires Network 1 Financial Group, Inc. to share in the common operating expenses and pay direct expenses that are billed to Network 1 Financial Group, Inc. Network 1 Financial Securities, Inc. has no operating leases in its name. The allocated expenses are made at the end of each month and are adjusted (if necessary) at the end of every quarter in line with FOCUS reporting.

NOTE 15 – FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the amount that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes the following three levels of inputs that may be used:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs when there is little or no market data available, thereby requiring an entity to develop its own assumptions. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The table below summarizes the fair values of financial assets that are measured on a recurring basis at fair value as of June 30, 2016:

	Level 1	Level 2	Level 3	Total
Securities held for resale, at market	$ 43,012	$ 211,956	$ -	$ 254,968
Marketable securities with clearing organization	49,948	-	-	49,948
Total	$ 92,960	$ 211,956	$ -	$ 304,916

NOTE 16 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $100,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

As of June 30, 2016, the Company's net capital exceeded the requirement by approximately $117,570.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 17 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued, which is the same date as the independent auditors' report. There are no subsequent events to report.

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2016

NET CAPITAL		
Total stockholders' equity	$	612,413
Decuctions and/or charges:		
Non-allowable assets:		
Petty Cash		200
Advances to registered representatives		106,727
Loans receivable		38,649
Property and equipment		19,632
Marketable secuities, restricted		211,956
		377,164
NET CAPITAL BEFORE HAIRCUTS AND SECURITIES		235,249
Haircuts of securities		
Trading and investment securities:		
Other securities		15,248
Blockage charges		2,431
		17,679
NET CAPITAL	$	217,570
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		100,000
Excess net capital		117,570
Excess net capital at 1000%		97,570
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Line of credit		6,000
Commissions payable		534,124
Securities sold short		-
Capital leases		9,359
Accounts payable, accrued expense and other liabilities		159,615
TOTAL AGGREGATE INDEBTEDNESS	$	709,098
Ratio: aggregate indebtedness to net capital		3 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17a-5 as of June 30, 2016)

Net capital, as reported in Copmany's Part II (unaudited) FOCUS report	$	214,256
Difference in advances to representatives		3,264
Net capital per preceding	$	217,520

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2016

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for the year ended June 30, 2016, the Company was in compliance with the conditions of exemption.

SCHEDULE III: INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for year ended June 30, 2016, the Company was in compliance with the conditions of exemption.



432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Network 1 Financial Securities, Inc.
Red Bank, New Jersey

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Network 1 Financial Securities, Inc. identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which Network 1 Financial Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis" (the "exception provisions") and (2) Network 1 Financial Securities, Inc. stated that Network 1 Financial Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Network 1 Financial Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Network 1 Financial Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination. The objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated., in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Liggett & Webb P.A.

Liggett & Webb, P.A.

New York, New York
August 29, 2016



The Galleria • Building 2 • Suite 241 • 2 Bridge Avenue • Red Bank, NJ 07701-1106

Network 1 Financial Securities (NETW) clears its business on a fully disclosed basis with COR Clearing LLC.

NETW utilizes the exemption under SEC 240-15c3-3 (k) (ii); SEC 240-15c3-3 (k)(2)(ii) The Firm promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers and is a not a clearing broker. NETW did not maintain custody of client funds or securities for the fiscal year July 1, 2015 and ending June 30, 2016.

(k)(2)(ii) NETW, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(k)(2)(ii) Exemption - Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

NETW met this exemption throughout its most recent year without exception.

This affirmation is made under 240-15c3-3 by the undersigned.

Sincerely,

William R. Hunt, Jr.

President, COO, CFO


LIGGETT
&WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Network 1 Financial Securities, Inc.
Red Bank, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016 , which were agreed to by Network 1 Financial Securities, Inc. and SIPC, the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. , solely to assist you and the other specified parties in evaluating Network 1 Financial Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Network 1 Financial Securities, Inc. 's management is responsible for Network 1 Financial Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2016, with the amounts reported in the Form SIPC-7T for the year ended June 30, 2016 noting no differences;

3. Compared any adjustments in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett & Webb P.A.

Liggett & Webb, P.A.

New York, New York
August 29, 2016